Stonebridge Advisors LLC

Proxy Voting Policy - Revised October 2025

General Policy.

The preferred and hybrid securities in which we generally invest do not normally carry proxy voting rights, and we do not anticipate acquiring other equity securities that have such rights. But in the event that a proxy vote is solicited on a security held in client portfolios, our policy is to approach proxies in the manner that serves the best interests of our clients, as determined in our sole discretion. Accordingly, we may vote such proxies, abstain from voting (which generally requires submission of a proxy voting card), or affirmatively decide not to vote in accordance with the Proxy Voting Guidelines detailed below.

Clients may obtain a copy of Stonebridge’s Proxy Voting Policy as well as information relating to how proxies were voted.

Proxy Voting Guidelines.

We will normally vote proxies in accordance with the following guidelines unless we determine that it is in the best interests of our clients do otherwise:

■	We will consider the proposal’s expected impact on shareholder value and will not consider any benefit to us, our employees or affiliates.
■	We consider the reputation, experience and competence of a company’s management when we evaluate the merits of investing in a particular company, and we invest in companies in which we believe management goals and shareholder goals are aligned. Therefore, on most issues, we cast our votes in accordance with management’s recommendations. However, when we believe management’s position on a particular issue is not in the best interests our clients, we will vote contrary to management’s recommendation.
■	With respect to a company’s board of directors, we believe there should be a majority of independent directors on company boards, and that audit, compensation and nominating committees should consist solely of independent directors. Therefore, we will normally vote in favor of proposals that insure such independence.
■	With respect to auditors, we believe that the relationship between a public company and its auditors should be limited primarily to the audit engagement, and we will normally vote in favor of proposals to prohibit or limit fees paid to auditors for any services other than auditing or closely-related activities that do not raise any appearance of impaired independence.
■	With respect to equity-based compensation plans, we believe that appropriately designed plans approved by a company’s shareholders can be an effective way to align the interests of long-term shareholders and the interests of management, employees and directors. However, we will normally vote against plans that substantially dilute our ownership interest in the company or provide participants with excessive awards. We will also normally vote in favor of proposals to require the expensing of options.
■	With respect to shareholder rights, we believe that all shareholders of a company should have an equal voice and that barriers that limit the ability of shareholders to effect corporate change and to realize the full value of their investment are not desirable. Therefore, we will normally vote against proposals for supermajority voting rights, against the adoption of poison pill plans, and against proposals for different classes of stock with different voting rights.

■	With respect to “social responsibility” issues, we believe that matters related to a company’s day-to-day business operations are primarily the responsibility of management. We are focused on maximizing long-term shareholder value and will normally vote against shareholder proposals requesting that a company disclose or change certain business practices, unless we believe the proposal would have a substantial, positive economic impact on the company.
■	We will abstain from voting (which generally requires submission of a proxy voting card) or affirmatively decide not to vote if we determine that abstaining or not voting is in the best interests of the client or is immaterial to the client. In making such a determination, we will consider various factors, including, but not limited to: (i) the costs associated with exercising the proxy; (ii) any legal restrictions on trading resulting from the exercise of a proxy; and (iii) if we have only transitory possession of the security for which the proxy is solicited.
■	Where a proxy vote solicitation is received for a security that was received in-kind and that does not fit within any of Stonebridge’s stated investment strategies and is slated for immediate sale without further analysis, we will affirmatively decide not to vote such proxy because we do not have expertise on the security, and the proxy vote will have no impact on the security while under the client’s ownership.

Responsibility.

The Chief Compliance Officer (“CCO”) or his/her designee is responsible for the administration of the proxy voting policy.

The Chief Investment Officer (“CIO”) or his/her designee is responsible for voting and submitting proxies and monitoring corporate actions of portfolio securities.

Implementation.

Implementation procedures are as follows:

■	A description of the Proxy Voting Policy is disclosed in Form ADV Part 2A, including the contact information for Stonebridge. Clients who are interested in receiving a copy of the Proxy Voting Policy should reach out directly to Stonebridge using the contact information provided in Form ADV Part 2A.
■	All existing clients may request, on an annual basis and at no charge, a copy of the Proxy Voting Policy.
■	When a proxy vote is required, the CIO or his designee will maintain documentation for a period of at least five years of all proxies/corporate action information that was received, records of how and when the proxies were voted. When Stonebridge deviates from this policy, or otherwise determines that not voting with management, or not voting at all (including abstaining from any vote), is in the best interests of clients, Stonebridge will note the factors it considered for making for such determination in its records.
■	Client requests for information regarding proxy votes or policies and procedures shall be forwarded to the CCO for a written response.
■	The CCO periodically reviews documentation maintained by the CIO to provide reasonable assurance that procedures are followed and proxies are being voted in the best interest of the clients.